

Kanisha (Kanisha Carr) Dennis · 3rd

Operations Management, Academic Program Coordination, Relationship Development, Impactful Communication

Greater Atlanta Area · 98 connections · **Contact info**

 **Fuego Fino, Inc.**

 **Boston University**

Experience



Chief Marketing Officer
Fuego Fino, Inc.
Aug 2018 – Present · 1 yr 10 mos



Operations Manager, Special Events and Community Relations
Agnes Scott College
Oct 2016 – Present · 3 yrs 8 mos

Events Management
Accounts Payable/Receivable
Client Management

Program Coordinator
Emory Continuing Education
Nov 2014 – Oct 2016 · 2 yrs
Greater Atlanta Area

Corporate Learning
Business Development



Admissions Director/Marketing Coordinator
PruittHealth
Jan 2014 – Jul 2014 · 7 mos
Buford, GA
Operated with sole responsibility for wide range of activities aimed at increasing and maintaining patient admissions. Acted as liaison between referral sources/families and facility, responding to requests for information and tours, establishing marketing contacts with medica professionals, and creating relationships with members of the surrounding commun ...see mor

Office Manager
JC&T Painting Services, Inc.
Mar 2012 – Jan 2014 · 1 yr 11 mos
Lawrenceville, GA

Promoted to this position with JC&T Painting, a new partner company of Jeff Threat Drywall, as a result of my willingness to contribute to the team, as a whole, and my ability to successfully oversee various projects simultaneously. Functioned as senior administrative staff member, managing all aspects of office functions, supervising administrative team, and coord ...see mor

Show 2 more experiences ⌄

Education



Boston University
Masters of Science, Advertising
2004 – 2006

GENCORP full tuition scholarship recipient (September 2004-December 2005)

The University of Georgia
Bachelor of Arts (BA), Advertising
2000 – 2004
Activities and Societies: March of Dimes Collegiate Treasurer, Big Brother/Sister Program, Volunteer Spanish Teacher at local elementary school

Suma Cum Laude with Honors; Spanish Minor



